May 24, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	CancerVAX, Inc.

Offering Statement on Form 1-A/A
Filed April 26, 2023
File No. 024-12130

Ladies and Gentlemen:

On behalf of CANCERVAX, INC. (the “Company”), I hereby request qualification of the Company’s above referenced Offering Statement at 12:00 pm Eastern Time, on Tuesday, May 30, 2023, or as soon thereafter as is practicable.

Very truly yours,

CANCERVAX, INC.

/s/ Ryan Davies
Ryan Davies, CEO